August 27, 2018

Christopher Pizzi
SVP & Chief Financial Officer
Cross Country Healthcare Inc.
5201 Congress Avenue, Suite 100B
Boca Raton, Florida 33487

       Re: Cross Country Healthcare Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed March 2, 2018
           Form 10-Q for the Quarter Ended June 30, 2018
           Filed August 2, 2018
           File No. 000-33169

Dear Mr. Pizzi:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2018

Notes to the Consolidated Financial Statements
3. Revenue Recognition, page 7

1. You disclose on page 12 of your Form 10-K that your contracts with customers may include guarantees to fill a percentage of open positions. Please clarify if these guarantees are treated as variable consideration in determining your transaction price. Refer to ASC
      606-10-32-5 and ASC 606-10-50-20.
2. Please provide us with your analysis regarding how you determined that you act as an agent in your MSP arrangements where subcontracted professionals are used. In
 Christopher Pizzi
Cross Country Healthcare Inc.
August 27, 2018
Page 2
         particular, please address how you determined that you do not control the services before they are transferred to the customer. Please refer to ASC 606-10-25-19 through 22 and
         ASC 606-10-55-36 through 40.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Carlos
Pacho, Senior Assistant Chief Accountant at (202) 551-3835 with any questions.



FirstName LastNameChristopher Pizzi                           Sincerely,
Comapany NameCross Country Healthcare Inc.
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